UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 26, 2013, announcing STMicroelectronics’ signing of a loan agreement with the European Investment Bank.

PR N°C2710C

STMicroelectronics Signs Loan Agreement with the
European Investment Bank

•	Euro 350 million multicurrency facility supports ST’s R&D investments in Power, MEMS and Sensors, Microcontrollers, Advanced Analog and Healthcare high-growth applications
•	Euro 350 million floating-rate senior bonds repaid on March 17th with available resources
•	ST capital structure further strengthened

Geneva, March 26, 2013 - STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has signed a new Euro 350 million loan agreement with the European Investment Bank (EIB). The facility, which has not yet been drawn by ST, is also available in the US$ equivalent amount and has an option for disbursement until September 2014 with final maturity eight years after disbursement.

This new facility, which further strengthens the long-established relationship between ST and EIB, supports ST’s activities in R&D and innovation related to the design and realization of the next generation of technologies and electronic devices for applications in Power, MEMS, Microcontrollers, Advanced Analog and Healthcare. This includes the full cycle from technology R&D and product development to application solutions that include software development and systems integration. These activities are mainly carried out in ST’s Italian sites of Agrate Brianza, Castelletto and Catania.

Furthermore, on March 17th, 2013, ST repaid with available cash the residual Euro 350 million floating-rate senior bonds outstanding with a principal amount of Euro 500 million at issuance. ST’s capital structure, already supported by a net cash position of about US$ 1.19 billion at the end of Q4 2012, and existing committed credit lines for about US$ 490 million, has been further strengthened by this new credit facility from the EIB.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 26, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer